                                                       ------------------------
                                                              OMB APPROVAL
                                                       ------------------------
                                                       OMB Number:    3235-0145
                          UNITED STATES                Expires October 31, 1994
                SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
                     Washington, D.C. 20549            hours per form .... 14.90
                                                       ------------------------

                           SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (AMENDMENT NO. ________ )*


                        BIRD CORPORATION
--------------------------------------------------------------------------------
                        (Name of Issuer)



                  Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                  (Title of Class of Securities)


                            090763-103
                  --------------------------------
                          (CUSIP Number)

    Antonio J. Lorusso, Jr., President, S.M. Lorusso & Sons, Inc.
    P.O. Box 230, Walpole, MA 02081, (508) 668-2600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications)

                             July 26, 1995
          ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person his previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/, (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                --------------------------
CUSIP No. 090763-103                                    PAGE 2 OF 6 PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          S. M. Lorusso & Sons, Inc.
          Antonio J. Lorusso, Jr.
          James B. Lorusso
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /


--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

          BK
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 1S REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
--------------------------------------------------------------------------------
 6      CITIZENSHIP 0R PLACE OF ORGANIZATION

          USA; Massachusetts (S. M. Lorusso & Sons, Inc.)

--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

 NUMBER OF           243,321
   SHARES       ----------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
 OWNED BY
   EACH              33,800
 REPORTING      ----------------------------------------------------------------
  PERSON         9  SOLE DISPOSITIVE POWER

                     243,321
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      33,800
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          277,121
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
          N/A
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.75%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

          CO; IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

                                 SCHEDULE 13D

Item 1.    Security and Issuer
-------    -------------------

           This statement relates to the Common Stock, $1.00 par value, class of equity securities issued by Bird Corporation, a Massachusetts corporation with a principal place of business and principal executive offices at 1077 Pleasant Street, Norwood, Massachusetts 02062.

Item 2.    Identity and Background
-------    -----------------------

    (a) The person filing this statement is S. M. Lorusso & Sons, Inc., a duly organized and existing Massachusetts corporation having a principal place of business and its principal office at 331 West Street, Walpole, Massachusetts. Other principal places of business are located in the West Roxbury district of Boston, Wrentham, Braintree, Weymouth, and Barnstable, all in
           Massachusetts. Its principal business is quarrying and processing of sand, gravel and stone, and the sale of aggregates and other related products primarily to the construction industry.

    (b)    Antonio J. Lorusso, Jr., is an officer, director and shareholder of
           S. M. Lorusso & Sons, Inc. He is a United States citizen residing at 1260 Old North Street, Walpole, Massachusetts.

    (c) James B. Lorusso is an officer, director and shareholder of S. M. Lorusso & Sons, Inc. He is a United States citizen residing at 386 Hancock Street, Wrentham, Massachusetts.

    (d) During the last five years, none of the reporting persons named herein has been convicted in a criminal proceeding.

    (e) During the last five years, none of the reporting persons named herein was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a consequence, is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or any other finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration
-------    -------------------------------------------------

           The source of the funds used to acquire 196,621 shares of the equity securities of the Issuer (representing all shares acquired within the past 60 days) is a corporate line of credit extended to S. M. Lorusso & Sons, Inc., by Fleet Bank of Massachusetts N.A. which maintains a branch at 907 Main Street in Walpole, Massachusetts. The entire acquisition cost for these 196,621 shares has been funded through this line of credit.

Item 4     Purpose of Transaction
------     ------------------------

           The purpose of the acquisition of securities of the Issuer is for investment. One of the reporting persons, Antonio J. Lorusso, Jr., has placed an order with his brokers to purchase an additional
           11,000 shares of this class of securities of the Issuer. The reporting persons have no other plans or proposals which relate to or would result in any of the events described in the Schedule 13D Special Instructions for Item 4(b) through and including (j).

Item 5.    Interest in Securities of the Issuer
-------    ------------------------------------
   (a) S. M. Lorusso & Sons, Inc., is the beneficial owner of 227,621 shares of the Common Stock, $1.00 par value, of the Issuer. Antonio J. Lorusso, Jr., is, jointly with his spouse and children hereinafter identified, the beneficial owner of an additional 33,800 shares of the Common Stock, $1.00 par value, of the Issuer. He is also the beneficial owner of an additional 14,700 shares of said Common
           Stock allocated to an Individual Retirement Rollover Account. James
           B. Lorusso is the beneficial owner of 1,000 shares of said Common Stock. Therefore, the total number of shares of said Common Stock owned by all reporting persons in this group is 277,121 which represents approximately 6.75 percent of this class of securities.

   (b) S. M. Lorusso & Sons, Inc., has sole voting and dispositive power over 227,621 shares; Antonio J. Lorusso, Jr., has sole voting and dispositive power over 14,700 shares allocated to his Individual Retirement Rollover Account; Antonio J. Lorusso, Jr., has shared voting and dispositive power with his spouse, Barbara H. Lorusso, over 32,800 shares; Antonio J. Lorusso, Jr., has shared voting and dispositive power with his son, Antonio J. Lorusso, III, over 500 shares; Antonio J. Lorusso, Jr., has shared voting and dispositive power with his daughter, Andrea Lorusso, over 500 shares, and James B. Lorusso has sole voting and dispositive power over 1,000 shares of said Common Stock.

   (c) The following transactions in the Common Stock of the Issuer have been effected during the past 60 days:

           1. On July 24, 1995, S. M. Lorusso & Sons, Inc., acquired 1,700 shares of the Common Stock of the Issuer at a purchase price of $6.06 per share;

           2. On July 25, 1995, S. M. Lorusso & Sons, Inc., acquired 1,500 shares of the Issuer's Common Stock at a price of $6.06 per share;

           3. On July 26, 1995, S. M. Lorusso & Sons, Inc., acquired 193,421 shares of the Issuer's Common Stock for a price of $6.06 per share.

           All of the above-described transactions were effected through stockbrokers for S. M. Lorusso & Sons, Inc.

   (d) With the exception of the designated beneficiary or beneficiaries of the Antonio J. Lorusso, Jr., Individual Retirement Rollover Account, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

   (e)     Not applicable.

Item 6     Contracts, Arrangements, Understandings or Relationships with
------     -------------------------------------------------------------
           Respect to Securities of the Issuer
           -------------------------------------------------------------

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons identified in
           Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits
-------    --------------------------------

           Copies of all written agreements and other documents concerning the borrowing of funds to finance the acquisition of the securities as disclosed in Item 3 are attached hereto as exhibits and incorporated herein by reference. There are no such documents with respect to Items 4 and 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        8/3/95
                                           ----------------------------------
                                           Date

                                           S. M. Lorusso & Sons, Inc.


                                           by /s/ Antonio J. Lorusso, Jr.
                                              ----------------------------------
                                              Antonio J. Lorusso, Jr., President

                                           Antonio J. Lorusso
                                           ----------------------------------
                                           Antonio J. Lorusso

                                           James B. Lorusso
                                           ----------------------------------
                                           James B. Lorusso

                           REVOLVING LINE OF CREDIT
[LOGO]
FLEET BANK                                            COMMERCIAL PROMISSORY NOTE
--------------------------------------------------------------------------------

Boston, Massachusetts                                           July 27, 1995

        FOR VALUE RECEIVED, I, the undersigned, promise to pay to the order of Fleet Bank of Massachusetts, National Association (with any subsequent holder referred to in this note as "you") at any of your offices, the sum of TWO MILLION AND 00/100 ********************** DOLLARS ($2,000,000.00) with interest in accordance with the provisions below which are marked.

INTEREST RATE
I will pay interest on the unpaid principal balance of this Note as follows, but in no event will interest exceed the maximum rate permitted by law:

    /X/ FLOATING RATE. At the aggregate of the Bank's Prime Rate as the Bank announces it from time to time, plus ZERO (.00%) percent per annum. Changes in the Bank's Prime Rate as the Bank announces it from time to time are to take effect, for the purposes of the determination of interest on this Note, when made effective generally to loans by the Bank.

    /  /  FIXED RATE. At the rate _________ percent per annum.

    / / DISCOUNT. Interest to maturity has been deducted from the proceeds of this Note. Interest at the rate of ______________ percent per annum shall be paid on any amount not paid when due hereunder until that amount and any such interest are so paid.

    /  /

INTEREST PAYMENTS
I will pay interest at the above rate as follows:

    /X/ PERIODICALLY. Monthly/Quarterly/_________, in arrears, with the first such payment due on the FIRST day of SEPTEMBER, 1995 and each subsequent payment due on the corresponding day of each calendar month/calendar quarter/ _______________ thereafter.

    /  /  AT MATURITY. At the maturity of this Note.

    / / INTEREST INCLUDED IN REPAYMENTS. Interest is included in the payment(s) to be made pursuant to the Repayment Provisions. Below.

    /  /

REPAYMENT PROVISIONS
In addition to any interest payments to be made as indicated above, I will pay you the amount stated above as follows:

    /X/  ON DEMAND. On demand by you.

    / / PAYMENTS TO BE MADE UNTIL DEMAND. On demand by you, with payments of $___________ each to be made monthly unless and until such demand is made. The first such payments shall be due on the ______day of _______, 19____ (If you have not made demand before then) and unless and until you make demand, each subsequent payment shall be due on the corresponding day of each month thereafter.

    / / TIME. ____________days after the date hereof on ________________, 19____

    / / INSTALLMENTS. In ______________ consecutive monthly installments, of which each but the last shall be $___________ and the final of which shall be equal to the then unpaid principal balance of this Note plus all accrued and unpaid interest thereon. The first such monthly installment shall be due on the ________ day of ___________, 19___ and each subsequent installment shall be due on the corresponding day of each month thereafter, with the balance of all principal and interest due on ______________________ 19____.

    /  /

PREPAYMENT. I will be entitled to prepay this note as follows:

LATE CHARGES. If the entire amount of any required principal and/or interest is not paid in full within ten (10) days after the same is due, the Borrower shall pay to the Bank a late fee equal to five percent (5%) of the required payment provided that such late fee shall be reduced to three percent (3%) of any required principal and interest payment that is not paid within fifteen (15) days of the date it is due if this Agreement is secured by a mortgage on an owner-occupied residence, 1-4 units.

APPLICATION OF PAYMENTS. Any payments you receive from me will be applied first to any accrued and unpaid interest and then to the unpaid principal balance of this Note. If any payment under this Note becomes due and payable on the day upon which your office is legally closed to business, the due date shall be extended to the next succeeding business day and interest shall be payable during such extension at the rate stated above.

EACH BORROWER AND ENDORSER LIABLE. If more than one borrower has signed below, each of us had made all of the promises contained in this Note and we are jointly and severally liable for all obligations on this Note. If one or more endorser has signed below, each endorser agrees to all terms of this Note, including without limitations the provisions relating to Security.

        This Note is subject to the terms, provisions and conditions set forth on the reverse side of this page. Signed as an instrument under seal on the date stated above.

BORROWER(S)

S. M. LORUSSO & SONS, INC.
-------------------------------------------
Name of Borrower


By: /s/ Antonio J. Lorusso
    ----------------------------------------
    Name  Antonio J. Lorusso, President

By:
    ----------------------------------------
     Name                           Title

Address:
        -----------------------------------

        -----------------------------------


-------------------------------------------
Name of Borrower

By:
    ----------------------------------------
     Name                           Title

Address:
        -----------------------------------

        -----------------------------------

ENDORSER(S):

-------------------------------------------

-------------------------------------------

Note and all unpaid accrued interest hereunder shall become immediately due and payable at your option and without notice or demand, in addition, at your option and without notice or demand, the occurrence of any such Event or Default shall also constitute a default under all agreements between you and me as well as of all instruments and papers that I have given to you. Events of Default are:

        (a) my failure to pay when due (or upon demand, if payable one demand) any amount due on this Note or any other amount I owe you; (b) my failure promptly punctually and faithfully to perform any other obligation or discharge any liability or mine to you; (c) your determination that any representation or warranty I made to you in any document, instrument, agreement or paper was not true or accurate when given; (d) the occurrence of any event of default under any agreement between you and me or under any such other agreement, instrument or paper; (e) any act by, against, or relating to me or my property or assets, which act constitutes the application for consent to, or sufferance of, the appointment of a receiver, trustee, or other person, pursuant to court action or otherwise over all or any part of my property, the granting of any trust mortgage or execution of an assignment for me; my written admission of my inability to pay my debts pursuant to the Federal Bankruptcy Code or pursuant to any other insolvency statute or procedure; my offering by or entering into any composition, extension, or any other arrangement seeking relief or extension for my debts or any other judicial or non-judicial proceeding or agreement by, against, or including me which seeks to intends to accomplish a reorganization or arrangement with creditors; (f) the imposition of any lien upon my assets of the entry of any judgment against me, which lien is not discharged, or judgment appealed from or satisfied, within fifteen (15) days after its imposition or entry; (g) any material adverse change in my assets, liabilities, property, business or condition, financial or otherwise; (h) the occurrence of any event or circumstance with respect to me such that you damn yourself to be insecure;
(I) my death, termination or existence, dissolution, winding up or liquidation;
(j) the occurrence of any of the foregoing Events of Default with respect to any guarantor or endorser to you of my liabilities to you, as if such guarantor or endorser were a borrower who signed this Note.

        LOAN DOCUMENTS: SECURITY. The following loan documents and security instruments are incorporated herein by reference with the same force and effect as if set forth in full:

                      Unsecured
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The execution, endorsement or guaranty of this Note constitutes a confirmation be each person that any security interest listed above which was given to you before the date hereof shall continue in effect as security for this Note. In addition to the foregoing, and all of the deposits or other sums at any time credited by or due from you to me or to any endorser or guarantor of this Note. and any cash, securities, instruments, or other property of mine or of such endorser or guarantor in your possession, whether for safekeeping. or otherwise, shall at all times constitute security for this Note and for any and all of my liabilities to you including, without limitation, the liability evidenced hereby, and may be applied or set off by you against such liabilities at any time whether or not such liabilities are then due and whether or not other collateral is available to you.


        COSTS AND EXPENSES, I and each endorser and guarantor of this Note, will pay all costs and expenses, including, without limitation, reasonable attorneys' fee and all expenses and disbursements of counsel, in connection with the protection or enforcement of any of your rights against me or any such endorser and guarantor and against any collateral given to you to secure this Note or any other of my liabilities or of such endorser and guarantor to you (whether or not suit is instituted by or against you).

        ASSIGNABILTY BY YOU. You may assign and transfer this Note to any person, firm or corporation and deliver to the assignee any collateral or security interest you hold in connection with this Note. In the event of such assignment, you will have no further responsibility or liability with respect to such collateral or security interest, and the terms of this Note and any related documents shall inure to the benefit of your assignee and its successors. This Note shall be binding upon me and each endorser and guarantor hereof and upon my and their respective heirs, successors, assignees, and representatives, and shall inure to the benefit of you and your successors and endorsers.

        SEVERABILITY. If any provision of this Note is deemed by any court having jurisdiction thereof to be invalid or unenforceable, the other provisions of the Note shall remain in full force and affect. If any provision of this Note is deemed by any such court to be unenforceable because such provision is too broad in scope such provision shall be construed to be limited in scope to the extent such court shall deem necessary to make it enforceable. If any provision is deemed inapplicable by any such court to any person or circumstances it shall nevertheless be construed to apply to all other persons and circumstances.

        WAIVER, No delay or omission by you in exercising or enforcing any of your powers, rights, privileges, remedies, or discretion hereunder shall operate as a waiver hereof on that occasion nor on any other occasion. No waiver of any default hereunder shall operate as a waiver of any other default hereunder, nor as a continuing waiver.

        ENDORSEMENT. Each endorser, jointly and severally if more than one, unconditionally guarantees prompt payment when due, by acceleration otherwise of this Note, regardless of its genuineness, validity, regularity or enforceability and waives any right to require you to proceed against the Borrower or any collateral which you might have been granted to secure any endorser's liabilities under this Note.

        PRESENTMENT, EXTENSION. I and each endorser and guarantor of this Note respectively waive presentment, demand, notices, and protest, and also waive any delay on the part of the holder hereof. Each assents to any extension or other indulgence (including, without limitation, the release of any other party to this Note or the release or substitution of collateral) which you permit me or any such endorser or guarantor with respect to this Note or any collateral given to secure this Note and any other liability or mine or such endorser or guarantor to you.

        MISCELLANEOUS. My liabilities and those of any endorser or guarantor of this Note are joint and several; provided, however, your release of me of any endorser or guarantor shall not release any other person obligated on account of this Note. Each reference in this Note to me, any endorser and any guarantor, is to such person individually and also to all such person jointly. No person obligated on account of this Note may seek contribution from any other person also obligated unless and until all liabilities to you of this person from whom contribution is sought to have been satisfied in full.

        I and each endorser and guarantor of this Note authorize you to complete this Note if delivered in incomplete form, in any respect.

        This Note in delivered to you at one of your offices In Massachusetts and shall be governed by the laws of the Commonwealth of Massachusetts, and each endorser and guarantor of this Note submit to the jurisdiction of the courts of the Commonwealth of Massachusetts for all purposes with respect to this Note, any collateral given to secure their respective liabilities to you or their respective liabilities to you or their respective relationships with you,

        EVENTS OF DEFAULT. Upon the occurrence of any one or more of the following Events of Default, the entire unpaid principle balance of the Note and all unpaid accrued interest hereunder shall become immediately due and payable at your option and without notice or demand. In addition, at your option and without notice or demand, the occurrence of any such Event of Default shall also constitute a default under all agreements between you and me as well as of all instruments and papers that I have given to you. Events of Default are:

(a) my failure to pay when due (or upon demand, if payable one demand) any amount due on this Note or any other amount I owe you; (b) my failure promptly punctually and faithfully to perform any other obligation or discharge any liability of mine to you; (c) your determination that any representation or warranty I made to you in any document, instrument, agreement or paper was not true or accurate when given; (d) the occurrence of any event of default under any agreement between you and me or under any instrument or paper I have given to you notwithstanding that you may not have exercised your rights upon default under any such other agreement, instrument or paper; (e) any act by, against, or relating to me or my property or assets, which act constitutes the application for, consent to, or sufferance of, the appointment of a receiver, trustee, or other person, pursuant to court action or otherwise over all or any part of my property, the granting of any trust mortgage or execution of an assignment for the benefit of my creditors or the occurrence of any other voluntary or involuntary liquidation or extension of debt agreement for me; my written admission of my inability to pay my debts as they mature; the filing of any complaint, application, or petition by or against me initiating any matter in which I am or may be granted any relief from my debts pursuant to the Federal Bankruptcy Code or pursuant to any other insolvency statute or procedure; my offering by or entering into any composition, extension, or any other arrangement seeking relief or extension for my debts or any other judicial or non-judicial proceeding or agreement by, against, or including me which seeks or intends to accomplish a reorganization or arrangement with creditors; (f) the imposition of any lien upon my assets or the entry of any judgment against me, which lien is not discharged, or judgment appealed from or satisfied, within fifteen (15) days after its imposition or entry; (g) any material adverse change in my assets, liabilities, property, business or condition, financial or otherwise; (h) the occurrence of any event or circumstance with respect to me such that you deem yourself to be insecure; (i) my death, termination of existence, dissolution, winding up or liquidation; (j) the occurrence of any of the foregoing Events of Default with respect to any guarantor or endorser to you of my liabilities to you, as if such guarantor or endorser were a borrower who signed this Note.

        LOAN DOCUMENTS: SECURITY. The following loan documents and security instruments are incorporated herein by reference with the same force and effect as if set forth in full:------------------------------------------------
                      Unsecured
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The execution, endorsement or guaranty of this Note constitutes a confirmation be each person that any security interest listed above which was given to you before the date hereof shall continue in effect as security for this Note. In addition to the foregoing, any and all of the deposits or other sums at any time credited by or due from you to me or to any endorser or guarantor of this Note, and any cash, securities, instruments, or other property of mine or of such endorser or guarantor in your possession, whether for safekeeping, or otherwise, shall at all times constitute security for this Note and for any and all of my liabilities to you including, without limitation, the liability evidenced hereby, and may be applied or set off by you against such liabilities at any time whether or not such liabilities are then due and whether or not other collateral is available to you.


        COSTS AND EXPENSES. I and each endorser and guarantor of this Note, will pay all costs and expenses, including, without limitation, reasonable attorneys' fee and all expenses and disbursements of counsel, in connection with the protection or enforcement of any of your rights against me or any such endorser and guarantor and against any collateral given to you to secure this Note or any other of my liabilities or of such endorser and guarantor to you (whether or not suit is instituted by or against you).

        ASSIGNABILITY BY YOU. You may assign and transfer this Note to any person, firm or corporation and deliver to the assignee any collateral or security interest you hold in connection with this Note. In the event of such assignment, you will have no further responsibility or liability with respect to such collateral or security interest, and the terms of this Note and any related documents shall inure to the benefit of your assignee and its successors. This Note shall be binding upon me and each endorser and guarantor hereof and upon my and their respective heirs, successors, assigns, and representatives, and shall inure to the benefit of you and your successors and endorsers.

        SEVERABILITY. If any provision of this Note is deemed by any court having jurisdiction thereof to be invalid or unenforceable, the other provisions of the Note shall remain in full force and effect. If any provision of this Note is deemed by any such court to be unenforceable because such provision is too broad in scope such provision shall be construed to be limited in scope to the extent such court shall deem necessary to make it enforceable. If any provision is deemed inapplicable by any such court to any person or circumstances, it shall nevertheless be construed to apply to all other persons and circumstances.

        WAIVER. No delay or omission by you in exercising or enforcing any of your powers, rights, privileges, remedies, or discretion hereunder shall operate as a waiver hereof on that occasion nor on any other occasion. No waiver of any default hereunder shall operate as a waiver of any other default hereunder, nor as a continuing waiver.

        ENDORSEMENT. Each endorser, jointly and severally if more than one, unconditionally guarantees prompt payment when due, by acceleration or otherwise, of this Note, regardless of its genuineness, validity, regularity or enforceability and waives any right to require you to proceed against the Borrower or any collateral which you might have been granted to secure any endorser's liabilities under this Note.

        PRESENTMENT, EXTENSION. I and each endorser and guarantor of this Note respectively waive presentment, demand, notices, and protest, and also waive any delay on the part of the holder hereof. Each assents to any extension or other indulgence (including, without limitation, the release of any other party to this Note or the release or substitution of collateral) which you permit me or any such endorser or guarantor with respect to this Note or any collateral given to secure this Note and any other liability or mine or such endorser or guarantor to you.

        MISCELLANEOUS. My liabilities and those of any endorser or guarantor of this Note are joint and several; provided, however, your release of me of any endorser or guarantor shall not release any other person obligated on account of this Note. Each reference in this Note to me, any endorser and any guarantor, is to such person individually and also to all such persons jointly. No person obligated on account of this Note may seek contribution from any other person also obligated unless and until all liabilities to you of the person from whom contribution is sought have been satisfied in full.

        I and each endorser and guarantor of this Note authorize you to complete this Note if delivered in incomplete form, in any respect.

        This Note in delivered to you at one of your offices In Massachusetts and shall be governed by the laws of the Commonwealth of Massachusetts, and each endorser and guarantor of this Note submit to the jurisdiction of the courts of the Commonwealth of Massachusetts for all purposes with respect to this Note, any collateral given to secure their respective liabilities to you or their respective liabilities to you or their respective relationships with you.